Kenne Ruan, CPA
Phone: (203) 824-0441 Fax: (203) 413-4686
40 Hemlock Hollow Road, Woodbridge, CT 06525 kruancpa@yahoo.com


Aug.15, 2006

To Whom It May Concern:

The firm of Yongqing Ruan, Certified Public Accountant consents to the inclusion of the Financial Statements of USChina Channel Inc. as of June 30, 2006, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.


Very Truly Yours,


/s/ Yongqing Ruan, CPA